EXHIBIT 21.0

Subsidiaries of the Company

The following are the Company’s subsidiaries as of the close of the fiscal year ended June 30, 2026. All beneficial interests are wholly-owned, directly or indirectly, by the Company and are included in the Company’s consolidated financial statements.

Ayman Island
Name	State or Jurisdiction of Organization

Alarm Lock Systems, LLC	Delaware
Continental Instruments, LLC	New York
Marks USA I LLC	New York
Napco Americas	Cayman Islands
Napco DR, S.A.S.	Dominican Republic
Napco Technologies International, Inc.	Delaware
Video Alert, LLC	New York

E-18